UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64111Y206

(CUSIP Number)

April 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111Y206	Page 2 of 5 pages

1.	Names of Reporting Persons. Judith Ripka Berk I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 571,429
	7.	Sole Dispositive Power 571,429
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 571,429
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	The name of the issuer is XCEL BRANDS, INC. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.

(a)	This statement (this “Statement”) is being filed by Judith Ripka Berk, an individual (the “Filer”).

(b)	The Principal Business Office of the Filer is 273 Tangier Avenue, Palm Beach, FL 33480.

(c)	The Filer is a citizen of the United States.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 64111Y206.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page, and Item 2. As reported by the Issuer in its Current Report on Form 8-K as filed with the SEC on April 9, 2014 (the “Form 8-K”; defined terms used but not defined in this Item 4 shall have the meanings ascribed thereto in the Form 8-K) in connection with the Purchase Agreement, pursuant to a voting agreement entered into in connection with the Purchase Agreement (the “Voting Agreement”), Judith Ripka Berk agreed to appoint Robert W. D’Loren, Chief Executive Officer and Chairman of the Board of XCel as her irrevocable proxy and attorney-in-fact with respect to the shares of the common stock of XCel to be received by her in connection with the transactions contemplated by the Purchase Agreement. The proxy holder is required to vote in favor of matters recommended or approved by the board of directors.

In addition, pursuant to a lock-up agreement entered into in connection with the Purchase Agreement (the “Lock-up Agreement”), Judith Ripka Berk agreed that during the twelve (12) months from the Closing Date, in the case of the Common Stock of the Issuer issued at the transaction closing, or during the twelve (12) months from the date any additional shares are issued to pursuant to the Purchase Agreement (collectively, the “Lock-up Shares”), Judith Ripka Berk may not offer, sell, pledge, hypothecate, grant an option for sale or otherwise dispose of, or transfer or grant any rights with respect to, any of the Lockup Shares, except with respect to the shares of Common Stock of the Issuer which Judith Ripka Berk is required to pledge to QVC, Inc. With respect to the shares of Common Stock of the Issuer issued to Judith Ripka Berk at the closing under the Purchase Agreement, upon the expiration of the initial 12-month period, the lock-up restrictions on transfer shall lapse. With respect to the shares of Common Stock of the Issuer issued to Judith Ripka Berk other than the shares of Common Stock issued at the closing under the Purchase Agreement, upon the expiration of the initial 12-month period, the lock-up restrictions on transfer shall lapse with respect to 25% of the Lockup Shares. Additionally, on the first day of each of the next three quarters, the restrictions on transfer shall lapse with respect to an additional 25% of the Lockup Shares.

The percentage ownership reported above is based on 11,436,188 shares of Common Stock outstanding as of April 11, 2014, as reported on the Issuer’s Annual on Form 10-K for the fiscal year ended December 31, 2013 as filed with the SEC on April 11, 2014.

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	Not applicable.

(b)	Not applicable

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2014

Judith Ripka Berk, Individually

By:	/s/ Judith Ripka Berk
Judith Ripka Berk

Page 5 of 5 pages